

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 2, 2016

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

> Re: First Trust New Opportunities MLP & Energy Fund (the "Fund")
>   File Nos. 333-212884; 811-22902

Dear Mr. Draney:

We have reviewed the registration statement on Form N-2 filed August 4, 2016, with the Commission on behalf of the Fund with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

Cover Page

1. In *Investment Strategy*, the disclosure states that "the Fund may write (or sell) covered call options on up to 35% of its Managed Assets." The Fund also discloses that "[u]nder normal market conditions, the Fund invests at least 85% of its 'Managed Assets' in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utilities companies… ." Are covered call options included within this 85% test? If so, please confirm that covered call options (and any other derivatives) are valued at market, and not notional, value for purposes of determining compliance with Rule 35d-1 of the Investment Company Act of 1940.

Prospectus Summary

2. At the top of page 4, in *Investment Opportunities*, the disclosure references "other high payout energy sector companies." In the following paragraph, in *Investment Philosophy and Process*, *Investment Philosophy*, there is a reference to "a high-payout ratio." Please clarify in the disclosure the meaning of a "high payout company" and "a high payout ratio."

3. Also on page 4, in the third paragraph of *Investment Philosophy and Process*, the disclosure states that "the Sub-Advisor believes the use of rigorous investment research

and analytical tools, *along with conservative portfolio construction* used to identify appropriate non-cyclical energy sector and energy utilities company investments, provides a value added service to the individual investor making an investment in the Common Shares of the Fund." Given the types of investments held by the fund, please explain to us why the use of the phrase "conservative portfolio construction" does not improperly suggest a portfolio of lower risk investments.

4. On page 5, in the second paragraph of *Investment Objective and Policies*, please describe here what "I-Shares" are.

5. On page 6, in *Investment Objective and Policies*, in the first bullet, the disclosure states that "the Fund invests at least 65% of its Managed Assets in *equity securities* issued by *energy sector MLPs* and energy sector and energy utilities MLP-related entities [emphasis added]." In regard to the Fund's investment in equity securities, please disclose here that the Fund invests in small and mid-capitalization companies. Please also include here the definition of "energy sector MLPs" as disclosed on page 7 of the Statement of Information, in the first sentence of the second paragraph of the section *Energy Sector Companies*.

6. Also in the first bullet on page 6, please explain what "subordinated units of MLPs" are.

7. On page 7, in the last bullet in this section, the disclosure states the "Fund may invest up to 30% of its Managed Assets in non-U.S. securities." Will the Fund invest in emerging markets as a principal investment strategy? If so, please disclose this, as well as how the fund determines if a country is an emerging market country.

8. On page 8, in the second paragraph in *Distributions*, the disclosure states that "a portion of distributions the Fund anticipates making to common shareholders likely will consist of a return of capital." Please insert the word "significant" before "portion" so the disclosure is similar to that provided on page 11.

9. On page 9, in *Hedging and Strategic Transactions*, please disclose the securities the Fund will use when engaging in Strategic Transactions. Consider including here some of the disclosure provided on pages 21-22 of the Statement of Additional Information under *Strategic Transactions*. In particular, please disclose the specific types of derivatives the Fund will use as a principal strategy in these transactions. Please disclose corresponding risks of these derivatives in *Special Risk Considerations*.

10. On page 16, in *Special Risk Considerations, Potential Conflicts of Interest Risk*, or at an appropriate place within the Prospectus, please disclose the conflict of interest of the Advisor in determining the amount of leverage the Fund uses as the Advisor's fee is based on the Fund's Managed Assets, which includes the proceeds from leverage. Please disclose this conflict in addition to the disclosure provided in the penultimate paragraph on page 69 concerning leverage and the Fund's management fee.

11. On page 17, in *Investment Concentration Risk*, the disclosure states that "[t]he Fund's investments are concentrated in the group of industries that are part of the energy sector." In compliance with Item 8.2.b (2) of Form N-2, which requires registrants to disclose the "identity of any particular industry or group of industries in which the Registrant proposes to concentrate," at an appropriate place within the Summary, please disclose the Fund's concentration policy as it is disclosed on page 4 of the Statement of Information (*i.e.,* please disclose the specific industries in which the Fund is concentrated).

12. In *Special Risk Considerations*, which begins on page 14, please disclose the risks associated with exchange-traded funds and other "collective investment vehicles," and convertible securities, as these are disclosed in the Summary as principal investments of the Fund.

Summary of Fund Expenses

13. In the Fee Table, under *Annual Expenses*, it discloses that the Fund's Current Income Tax Expense is "10.01%." Deferred Income Tax Expense is disclosed as "(10.01)%". Please confirm to us that this is correct. Please note that the Fund's expenses must reflect the most recent fiscal period and that tax expenses may not be used to reduce expenses, other than taxes.

14. Footnote 1 to the Example states that "[t]his example does not include sales load or estimated offering costs." Please see Form N-2, Item 3 instruction 11.c, which states that the Example should "reflect all recurring and nonrecurring fees including underwriting discounts and commissions." In light of this requirement, please explain to us why the Example does not include these costs.

Statement of Additional Information

15. On page 37, the disclosure states that "[w]ith respect to some of its derivative positions, if any, the Fund *may* segregate an amount of cash, cash equivalents or liquid securities on the Fund's records in an amount equal to the face value of those positions [emphasis added]." Please replace "may" with "will." Also, immediately following the phrase "those positions" please insert the language "or otherwise in accordance with SEC staff guidance."

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Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel